Via Facsimile and U.S. Mail
Mail Stop 6010

November 24, 2008

Arthur E. Chandler
SVP and Chief Financial Officer
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

Re: Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the quarterly period ended September 30, 2008
Definitive Proxy Statement filed March 25, 2008
File No. 0-14697

Dear Mr. Chandler:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, pages 75 and 77

1. Please provide an audit report that indicates the city and state where issued. Please also provide an audit report on internal control over financial reporting that also indicates the city and state where issued. Please refer to Article 2.02 (a) of Regulation S-X

Note 1 –Description of Business and Summary of Significant Accounting Policies
Policy Acquisition Costs, page 53

> 2. Please refer to the last sentence of your policy note. Please tell us how this complies with paragraphs 33 and 34 of SFAS 60 and propose any necessary revised disclosure to clarify.

> 3. You disclose that deferred policy acquisition costs are stated at a net realizable value that factors in expected losses and loss settlement expenses. Given that the combined loss ratio on your workers compensation line of business has been in excess of 112% over each of the last three years and through the interim period ended September 30, 2008, please tell us why a premium deficiency did not exist with respect to this line of business as of December 31, 2007 and September 30, 2008.

Form 10-Q for the quarter ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Liquidity and Capital Resources, page 29

> 4. We noted that you recognized an impairment charge of $17.7 million on equity securities in the third quarter of 2008 as the company is planning to sell certain investments. Please revise your disclosure to provide the chronology of events that led to your decision to sell these securities that resulted in the significant impairment recorded in the current period.

Note 4 - Investments, page 10

> 5. You disclosed that you use a pricing service to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:
>
> - The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
> - Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
> - The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
> - Whether the quotes obtained from third parties are binding or non-binding; and,

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Proxy Statement filed March 25, 2008

Executive Compensation
Compensation Discussion and Analysis
Compensation Program for 2007, page 27

6. We note that the Compensation Committee considered the achievement of individual performance objectives as a factor in its determination of base salary and incentive compensation. However, the Company does not give any indication of the nature of these individual goals or discuss its assessments of how satisfactorily these goals were met. Please specifically describe these goals and discuss which individual goals were met, which goals were not met and how this information was used to determine each officer's bonus for each named executive officer.

Related Party Transactions
Transactions with Harleysville Mutual, page 53

7. We note the disclosure related to amounts borrowed from Harleysville Mutual in 1991. Please disclose the largest aggregate indebtedness outstanding since the last fiscal year and amounts of interest payable during the year ended December 31, 2007.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding
the processing of your response as well as any questions regarding comment on the
financial statements and related matters. You may contact Daniel Greenspan, Staff
Attorney, at (202) 551-3623 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675
with questions on any of the other comments. In this regard, do not hesitate to contact
me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant